Golden Chief Resources, Inc.
                            896 N. Mill Street, #203
                             Lewisville, Texas 75057
                                  972 219-8585
June 23, 2006



United States Securities and Exchange Commission
Attn: April Sifford, Branch Chief
Attn: Shannon Buskirk, Division of Corporation Finance
Washington, D.C. 20549

Re:  Golden Chief Resources, Inc.
     Form 10-KSB/A for fiscal year ended September 30, 2005
     Filed June 9, 2006
     File No. 000-12809


Dear Ms. Sifford,

We have reviewed your comment letter dated June 15, 2006 and ask that you see our responses included herewith.

Form 10-KSB/a for the Fiscal Year Ended September 30, 2005
----------------------------------------------------------

General
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     1.   SEC Comment: We note your response to comment 3 of our letter dated
          May 30, 2006; however, we are unable to locate the new disclosures in your Form 10-KSB/S. Please revise your document to include the Item 8A disclosures or tell us where they are located.

          Golden Chief Response:

          Corrected on attached amended Form 10KSB/A

Financial Statements
--------------------

     2. SEC Comment: We note your response to comment 4 of our letter dated May 30, 2006 regarding the effect of the changes to your financial statements and footnotes on the audit opinion. We understand that you and your auditors believe the updates to your financial statements and footnotes are not material and do not warrant an update to the audit opinion. However, with the addition of note 2, we note both audit opinions now incorrectly refer to note 2 regarding the company's status as a going concern. Please either have your auditors reissue and update their opinions or move the disclosures in note 2 outside the financial statements and discuss other changes made to the amended filing.

          Golden Chief Response:

          Corrected on attached amended Form 10KSB/A


Note 1 - Summary of Significant Accounting Policies, page F-7
-------------------------------------------------------------

Stock-Based Compensation, page F-9
----------------------------------

     3. SEC Comment: Your response to comment 9 of our letter dated May 30, 2006 states you did not include the pro forma disclosures required by SFAS 123, paragraph 45(C) because you did not grant, modify or award any stock options during the periods presented. However, we note you had 200,000 and 250,000 options outstanding as of September 30, 2005 and 2004 respectively. The accounting for such options under the intrinsic value versus the fair value method may result in differences during those periods presented. Therefore, pro forma disclosures are required to present the impact of accounting for those options outstanding as if you had applied the fair value method described in SFAS 123. The pro forma disclosures are not limited to the impact of applying the fair value method to only options granted, modified or awarded. Please revise your footnote to provide the pro forma disclosures as required by paragraph 45(c) of SFAS 123.

          Golden Chief Response:

          Corrected on attached amended Form 10KSB/A


Exhibits 31.1 and 32.1
----------------------

     4. SEC Comment: Please revise the certifications located at Exhibit 31.1 and 32.1 to appropriately refer to the annual report on Form "10-KSB/A" as this filing has been amended.

          Golden Chief Response:

          Golden Chief has done so.

     5. SEC Comment: Because you are not required to adopt the requirements of Regulation S-B, Item 308, you may modify the certification filed as
          Exhibit 31.1, to exclude paragraph 4(b), relating to internal controls over financial reporting. We note you have modified the introductory language of paragraph 4 to exclude the reference to your responsibility for establishing and maintaining internal control over financial reporting. Please make the appropriate revision, as applicable.

          Golden Chief Response:

          Golden Chief has done so.

Additionally,

     o Golden Chief acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing;
     o Golden Chief acknowledges that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o Golden Chief acknowledges that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the above addresses the questions raised in the letter of comment, but if you have further questions please let us know.


Golden Chief Resources, Inc.


Sincerely,



/S/ M. H. McIlvain
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M. H. McIlvain
President